Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated May 23, 2022, the prospectus supplement dated June 27, 2022 and the underlying supplement dated June 27, 2022 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Free writing prospectus dated June 27, 2023 (to the Prospectus dated May 23, 2022, the Prospectus Supplement dated June 27, 2022 and the Underlying Supplement dated June 27, 2022)	Filed Pursuant to Rule 433 Registration Statement No. 333-265158

Barclays Bank PLC – Contingent Income Callable Securities due July 3, 2025 Based on the Value of the Worst Performing of the Russell 2000® Index, the S&P 500® Index and the EURO STOXX 50® Index

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying pricing supplement, the prospectus, prospectus supplement and underlying supplement, as well as the “Risk Factors” on the following page, prior to making an investment decision.

Summary Terms	Hypothetical Payment at Maturity*

Issuer:	Barclays Bank PLC
Underliers:	Russell 2000® Index (Bloomberg ticker symbol “RTY<Index>”) (the “RTY Index”), S&P 500® Index (Bloomberg ticker symbol “SPX<Index>”) (the “SPX Index”) and EURO STOXX 50® Index (Bloomberg ticker symbol “SX5E<Index>”) (the “SX5E Index”)
Pricing date:	June 30, 2023
Original issue date:	July 6, 2023
Maturity date:	July 3, 2025
Optional early redemption:	On any contingent payment date (other than the final contingent payment date), we will have the right to redeem the securities, in whole, but not in part, at our discretion, for the early redemption payment. If we decide to redeem the securities on a contingent payment date, we will give you notice on or before the immediately preceding determination period-end date. Any early redemption of the securities will be at our discretion and will not automatically occur based on the performance of the underliers.
Early redemption payment:	An amount per security equal to (i) the stated principal amount plus (ii) any contingent quarterly payment otherwise due
Coupon barrier event:

A coupon barrier event will occur with respect to a determination period if the closing level of any underlier is less than its downside threshold level on any scheduled trading day for that underlier during that determination period.

Notwithstanding the foregoing, if a market disruption event occurs with respect to an underlier on any scheduled trading day for that underlier during a determination period (other than a determination period end date), the closing level of that underlier on that day will be disregarded for purposes of determining whether a coupon barrier event has occurred with respect to that determination period.

Contingent quarterly payment:

•

If a coupon barrier event has not occurred during a determination period, we will pay a contingent quarterly payment of at least $25.00 (at least 2.50% of the stated principal amount) per security on the related contingent payment date with respect to that determination period.

•

If a coupon barrier event has occurred during a determination period, no contingent quarterly payment will be made with respect to that determination period.

Payment at maturity:

If the securities are not redeemed prior to maturity, you will receive on the maturity date a cash payment per security determined as follows:

•

If the final underlier value of each underlier is greater than or equal to its downside threshold level:

(i) stated principal amount plus (ii) any contingent quarterly payment otherwise due

•

If the final underlier value of any underlier is less than its downside threshold level:

stated principal amount × underlier performance factor of the worst performing underlier

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 and will represent a loss of more than 30%, and possibly all, of an investor’s initial investment. Investors may lose their entire initial investment in the securities.

Downside threshold level:	With respect to each underlier, 70% of its initial underlier value (rounded to three decimal places)
Initial underlier value:	With respect to each underlier, the closing level of that underlier on the pricing date
Final underlier value:	With respect to each underlier, the closing level of that underlier on the final determination date
Underlier performance factor:	With respect to each underlier, its final underlier value divided by its initial underlier value
Worst performing underlier:	The underlier with the lowest underlier performance factor
Determination periods:	The first determination period will consist of each day from but excluding the pricing date to and including the first determination period-end date. Each subsequent determination period will consist of each day from but excluding a determination period-end date to and including the next following determination period-end date.
Determination period-end dates:	Quarterly, as specified in the accompanying pricing supplement
Contingent payment dates:	Quarterly, as specified in the accompanying pricing supplement
CUSIP/ISIN:	06745MM88 / US06745MM889
Additional terms:	Terms used in this document, but not defined herein, will have the meanings ascribed to them in the accompanying pricing supplement.
Pricing supplement:	http://www.sec.gov/Archives/edgar/data/312070/000095010323009351/dp195843_424b2-5063ms.htm
Payment on the securities is not guaranteed by any third party and is subject to the creditworthiness of Barclays Bank PLC and the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Change in Worst Performing Underlier	Payment at Maturity	Total Return on Securities
50.00%	$1,000.00	0.00%
40.00%	$1,000.00	0.00%
30.00%	$1,000.00	0.00%
20.00%	$1,000.00	0.00%
10.00%	$1,000.00	0.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-30.01%	$699.90	-30.01%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%

*The table above assumes the securities are not redeemed prior to maturity and excludes any contingent quarterly payment otherwise due.

Our estimated value of the securities on the pricing date, based on our internal pricing models, is expected to be between $968.90 and $988.90 per security. The estimated value is expected to be less than the initial issue price of the securities. See “Additional Information Regarding Our Estimated Value of the Securities” in the accompanying pricing supplement.

U.K. Bail-in Power Acknowledgment:

Notwithstanding and to the exclusion of any other term of the securities or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the securities (or the trustee on behalf of the holders of the securities), by acquiring the securities, each holder and beneficial owner of the securities acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

The Underliers

For more information about the underliers, including historical performance information, see the accompanying pricing supplement.

Risk Factors

An investment in the securities involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. Some of the risks that apply to an investment in the securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the securities generally in the “Risk Factors” sections in the accompanying pricing supplement and the prospectus supplement. You should not purchase the securities unless you understand and can bear the risks of investing in the securities.

Risks Relating to the Securities Generally

•	The securities do not guarantee the return of any principal.
•	You will not receive any contingent quarterly payment for any quarterly determination period if a coupon barrier event occurs on any scheduled trading day during that determination period with respect to any underlier.
•	You will not participate in any appreciation in the value of any underlier.
•	You are exposed to the market risk of each underlier, with respect to both the contingent quarterly payments, if any, and the payment at maturity, if any.
•	Because the securities are linked to the performance of the worst performing underlier, you are exposed to greater risks of no contingent quarterly payments and sustaining a significant loss on your investment than if the securities were linked to just one underlier.
•	The securities are subject to early redemption risk.
•	Any payment on the securities will be determined based on the closing levels of the underliers on the dates specified.
•	Contingent repayment of principal applies only at maturity.
•	The securities are subject to volatility risk.
•	Investing in the securities is not equivalent to investing in any or all underliers or the securities composing the underliers.
•	Significant aspects of the tax treatment of the securities are uncertain.

Risks Relating to the Issuer

•	Any payments on the securities are subject to issuer credit risk.
•	You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority.

Risks Relating to the Underliers

•	Adjustments to the underliers could adversely affect the value of the securities.
•	Governmental legislative or regulatory actions, such as sanctions, could adversely affect your investment in the securities.
•	The securities are subject to small-capitalization companies risk with respect to the RTY Index.
•	There are risks associated with investments in securities linked to the value of non-U.S. equity securities with respect to the SX5E Index.
•	The securities do not provide direct exposure to fluctuations in exchange rates between the U.S. dollar and the euro with respect to the SX5E Index.

Risks Relating to Conflicts of Interest

•	Hedging and trading activity by the issuer and its affiliates could potentially adversely affect the value of the securities.
•	We and our affiliates, and any dealer participating in the distribution of the securities, may engage in various activities or make determinations that could materially affect your securities in various ways and create conflicts of interest.

Risks Relating to the Estimated Value of the Securities and the Secondary Market

•	The securities will not be listed on any securities exchange, and secondary trading may be limited.
•	The market price of the securities will be influenced by many unpredictable factors.
•	The estimated value of your securities is expected to be lower than the initial issue price of your securities.
•	The estimated value of your securities might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market.
•	The estimated value of the securities is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions.
•	The estimated value of your securities is not a prediction of the prices at which you may sell your securities in the secondary market, if any, and such secondary market prices, if any, will likely be lower than the initial issue price of your securities and may be lower than the estimated value of your securities.
•	The temporary price at which we may initially buy the securities in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your securities.

Tax Considerations

You should review carefully the section entitled “Additional Information about the Securities—Tax considerations” in the accompanying pricing supplement.

In the event that any of the terms set forth or defined in this document conflict with the terms or defined terms set forth in the accompanying pricing supplement, the terms or defined terms set forth in the accompanying pricing supplement will control.